

Mail Stop 4720

September 20, 2016

Aaron P. Graft
President and Chief Executive Officer
Triumph Bancorp, Inc.
12700 Park Central Drive
Suite 1700
Dallas, TX 75251

>   **Re: Triumph Bancorp, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed September 13, 2016**
>   **File No. 333-213169**

Dear Mr. Graft:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

Description of Purchase Contracts, page 29

1.   We note your response to comment three and your revised disclosure. The revised disclosure indicates that the purchase contracts may be settled in cash by "reference or linkage to the value, performance or level of our common stock or preferred stock." Given that these contracts are not intended to be physically settled, please provide us with your legal analysis as to whether these contracts should be characterized as security-based swaps.

Please contact Eric Envall at (202) 551-3234 me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Mark Veblen, Wachtell, Lipton, Rosen & Katz